UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Final Amendment)

Vista Credit Strategic Lending Corp.

(Name of Issuer)

Vista Credit Strategic Lending Corp.

(Name of Person(s) Filing Statement)

Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

92839L107 and U9224Y103

(CUSIP Number of class of securities)

Ken Burke

Chief Legal Officer

Vista Credit Strategic Lending Corp.

50 Hudson Yards, Floor 77

New York, NY 10001

212-814-9100

(Name, Address and Telephone No. of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

Monica J. Shilling, P.C.	Nicole M. Runyan, P.C.
Kirkland & Ellis LLP	Kirkland & Ellis LLP
2049 Century Park East, 37th Floor	601 Lexington Avenue
Los Angeles, California 90067	New York, New York 10022
(310) 552-4200	(212) 446-4800

March 24, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on March 24, 2025 by Vista Credit Strategic Lending Corp. (the “Company”) in connection with an offer by the Company (the “Offer”) to purchase up to 696,339.035 of its outstanding shares of common stock, par value $0.01 per share (the “Shares”) at a price equal to the net asset value per Share as of March 31, 2025 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.
The Offer expired at 11:59 p.m., Eastern Time, on April 21, 2025.
2.
19,735.281 shares of the Company were validly tendered and not withdrawn prior to the expiration of the Offer. The Company accepted for purchase 100% of the Shares of the Company that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1).
3.
The aggregate net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $386,614.13.
4.
The payment of the purchase price of the Shares tendered was made in the form of cash to the Stockholders whose tenders were accepted for purchase by the Company in accordance with the terms of the Offer. Pursuant to the Offer, the Company paid on or about April 28, 2025, to the tendering Stockholders a total of $383,224.77, representing the net asset value of the total amount of the Shares tendered by Stockholders, less the early repurchase deduction, as applicable. The Shares were repurchased at a price of $19.59 per Share, which was the net asset value per Share of the applicable class as of the Valuation Date, less the early repurchase deduction, as applicable.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VISTA CREDIT STRATEGIC LENDING CORP.

	By:	/s/ Gregory Galligan
	Name:	Gregory Galligan
	Title:	Chief Executive Officer and President

Dated: May 2, 2025

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EXHIBIT

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